THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
A-POWER ENERGY GENERATION SYSTEMS, LTD.
FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 27, 2010

The undersigned shareholder of A-Power Energy Generation Systems, Ltd., a company established under the laws of the British Virgin Islands (the Company), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated October 5, 2010, and hereby appoints Mr. John S. Lin, Chief Operating Officer of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 27, 2010 at 9:00 a.m., Shenyang time, at the Company’s offices located at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, 110021, China, and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will vote the shares in his or her discretion, unless a reference to a holder of the proxy having such discretion has been deleted and initialed on this form of proxy.  Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposal:

Proposal 1: Approve the issuance of any common shares issuable pursuant to the terms of the Company’s warrants in accordance with Nasdaq Marketplace Rule 5635(d).

For	Against	Abstain
☐	☐	☐

Dated: ____________________________, 2010
Shareholder Name:		Co-Owner Name:

Signature		Co-Owner Signature

NOTE:  Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney-in-fact, executor, administrator, trustee or guardian, please give full title as such.  In the case of a corporation or other entity, this Proxy Card must be executed by an officer or other person duly authorized for that purpose.